SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

FOX & HOUND RESTAURANT GROUP

(Name of Subject Company)

FOX & HOUND RESTAURANT GROUP

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

351321104

(CUSIP Number of Class of Securities)

James K. Zielke

Chief Financial Officer, Secretary and Treasurer

1551 North Waterfront Parkway

Suite 310

Wichita, Kansas 67206

(316) 634-0505

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

King & Spalding LLP 191 Peachtree Street Atlanta, Georgia 30303 Attention: John D. Capers, Jr., Esq. (404) 572-4600	Foulston Siefkin LLP 1551 N. Waterfront Parkway, Suite 100 Wichita, Kansas 67206 Attention: William R. Wood II, Esq. (316) 267-6371

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and restate in its entirety the information contained in the Solicitation/Recommendation Statement on the Schedule 14D-9 filed on January 20, 2006, as amended by Amendment No. 1 thereto on January 26, 2006, relating to the tender offer made by NPSP Acquisition Corp., a wholly owned subsidiary of F&H Acquisition Corp., which is jointly owned by Newcastle Partners, L.P. and Steel Partners II, L.P.

Item 1. Subject Company Information.

The name of the subject company is Fox & Hound Restaurant Group, a Delaware corporation (the “Company”). The address of the Company’s executive offices is 1551 North Waterfront Parkway, Suite 310, Wichita, Kansas 67206. The Company’s telephone number at that location is (316) 634-0505.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Company’s common stock, par value $0.01 per share (the “Company Common Stock”). As of February 1, 2006, there were 10,045,641 shares of Company Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

This Statement is being filed by the subject company, Fox & Hound Restaurant Group. The Company’s name, address and business telephone number are set forth in Item 1.

This Statement relates to the tender offer by NPSP Acquisition Corp. (“Offeror”), a Delaware corporation and a wholly owned subsidiary of F&H Acquisition Corp., a Delaware corporation (“F&H”), to purchase all of the outstanding shares of Company Common Stock at a price per share of $16.30 (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of January 6, 2006, as amended on January 13, 2006, January 26, 2006, January 31, 2006, and February 3, 2006 (collectively, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitutes the “Offer”). Offeror filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) on January 6, 2006, Amendment No. 1 to Schedule TO on January 13, 2006, Amendment No. 2 to Schedule TO on January 27, 2006, Amendment No. 3 to Schedule TO on January 31, 2006, and Amendment No. 4 to Schedule TO on February 3, 2006 (collectively, “Schedule TO”).

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Offeror intends, as soon as practicable after the consummation of the Offer, to seek maximum representation on the board of directors of the Company (the “Board”) and to seek to have the Company consummate a merger or other similar business combination (the “Merger”) with Offeror (or one of its subsidiaries). F&H is owned by Newcastle Partners, L.P. (“Newcastle”) and Steel Partners II, L.P. (“Steel” and, together with Newcastle, the “Sponsors”). The Offer to Purchase states that the principal executive offices of each of Offeror, F&H and the Sponsors are located at 300 Crescent Court, Suite 1110, Dallas, Texas 75201.

Under the Delaware General Corporate Law (“DGCL”), if Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, Offeror would be able to approve the Merger without a vote of the Board or the other stockholders of the Company. If Offeror does not acquire at least 90% of the outstanding shares of Company Common Stock, the Merger must be approved by the affirmative vote of the stockholders of the Company holding a majority of the Company Common Stock. Pursuant to the Merger, outstanding shares of Company Common Stock not owned by the Sponsors, F&H or Offeror would be converted into the right to receive cash in an amount equal to the price per share of Company Common Stock specified in the Offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers and between the Company and Offeror, F&H and the Sponsors are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”), attached as Annex I to this Statement and incorporated by reference herein. Except as described in this Statement (including in the Exhibits to this Statement) or in the Information Statement or as incorporated in this Statement or in the Information Statement by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) Offeror, F&H, the Sponsors or any of their respective executive officers, directors or affiliates.

Merger Agreement. The summary of the agreement and plan of merger, dated as of January 30, 2006 (“the Merger Agreement”), by and among the Company, Offeror and F&H, and the description of the conditions to the Offer contained in Sections 13 and 15, respectively, of the Offer to Purchase, which is being mailed to our stockholders together with this Statement and filed as an exhibit to the Schedule TO, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed with the SEC by the Company and has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

Confidentiality Agreement. The Company and F&H, Newcastle and Steel entered into a confidentiality agreement, dated as of December 13, 2005 (the “Confidentiality Agreement”), relating to confidential information that the Company disclosed or may disclose to the Sponsors or their affiliates in connection with a potential transaction between the Company and the Sponsors or their affiliates. The summary of the Confidentiality Agreement contained in Section 13 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(3) to this Statement and is incorporated in this Statement by reference.

Options. Under the terms of the Company’s 1997 Incentive and Nonqualified Stock Option Plan and the 1997 Directors’ Option Plan (collectively, the “Company Option Plans”), all outstanding stock options to purchase Company Common Stock (the “Company Options”) held by participants in the Company Option Plans will not terminate or expire following consummation of the Offer or the Merger. At the Effective Time, subject to the terms and conditions set forth in the Merger Agreement, each holder of a Company Option will be entitled to receive from the Company, and shall receive, in settlement of each Company Option an amount in cash equal to the net amount of (i) the product of (A) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option at the effective time of the Merger (the “Effective Time”), multiplied by (B) the number of shares subject to such Company Option, less (ii) any applicable withholdings for Taxes. If the exercise price per share of any Company Option equals or exceeds the Merger Consideration, the amount to be received for the Company Option will be zero and such Company Option will be cancelled as of the Effective Time with the consent of the holder of such Company Option. Payment to a holder of a Company Option is subject to written acknowledgement, in a form acceptable to the Surviving Corporation, that no further payment is due to the holder on account of any Company Option and all of the holder’s rights under such Company Options have terminated and, with respect to any person subject to Section 16(a) of the Exchange Act, any amount to be paid to such person in accordance with the Merger Agreement will be paid as soon as practicable after the payment can be made without liability to such person under Section 16(b) of the Exchange Act. The summary of the treatment of stock options under the Merger Agreement contained in Section 13 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed with the SEC by the Company and has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

As a result, in addition to the amounts the Company’s directors and executive officers will receive as consideration for their shares of Company Common Stock in the Offer and the Merger, the following directors and executive officers will receive the payments set forth below based on the Company Options held by such persons:

Director/Officer	Payment
Dennis L. Thompson	$274,795
Steven M. Johnson	2,234,666
Gary M. Judd	2,340,289
James K. Zielke	2,168,181
C. Wells Hall, III	251,804
E. Gene Street	274,809
John D. Harkey, Jr.	274,795
Kenneth C. Syvarth	930,059
Nestor R. Wiegand, Jr.	92,300
James T. Morton	80,300

Change of Control and Severance Payments. The Company has entered into separate employment agreements, each dated as of June 12, 2002 and each containing substantially similar material terms, with each of Steven M. Johnson, a director and Chief Executive Officer of the Company; Gary M. Judd, a director and President of the Company; James K. Zielke, a director and the Company’s Chief Financial Officer, Treasurer and Secretary; and Kenneth Syvarth, the Company’s Chief Operating Officer. These employment agreements provide that, if any executive officer is involuntarily terminated without just cause or if the Company fails to renew the employment agreement, the executive officer shall be entitled to be paid, over a twelve-month period, that executive officer’s then-current annual base salary. Additionally, upon a change of control, as defined in the employment agreements, and a change in responsibilities or reduction in base salary or other compensation, the involuntary termination of an executive officer for any reason other than just cause or his death or disability, the executive officer is entitled to (i) a lump-sum distribution equal to 2.99 times (or, in the case of Mr. Syvarth only, 1.5 times) the employee’s annualized compensation, less other cash severance type benefits to which the executive officer is entitled (other than stock options, accelerated vesting of stock options and retirement, pension or other similar benefits), reduced by any amount which would not be deductible by the Company under Section 280G of the Internal Revenue Code, (ii) automatic 100% vesting of the executive officer’s stock options under the Company Option Plans (or automatic 50% vesting if the termination is for just cause) and (iii) life and health insurance coverage for a period of two years. As a result, after consummation of the Offer or the Merger, upon a change in responsibilities or reduction in base salary or other compensation, the involuntary termination of an executive officer for any reason other than just cause or death or disability, each executive officer will be entitled to receive the payments set forth below:

Director/Officer	Payment
Steven M. Johnson	$1,283,720
Gary M. Judd	991,993
James K. Zielke	1,180,959
Kenneth C. Syvarth	404,100

Directors’ and Officers’ Indemnification and Insurance. The summary of directors’ and officers’ indemnification and insurance arrangements under the Merger Agreement contained in Section 13 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed with the SEC by the Company and has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

Indemnification Agreements. On December 20, 2005, the Company entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements provide that the

Company will indemnify these individuals if they were or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that they are or were directors or officers of the Company against expenses (including attorneys’ fees), judgments, fines and amounts paid settlement and reasonably incurred in connection with such action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The indemnification agreements entitle such person to partial indemnification even if he or she is not entitled to full indemnification. The indemnification agreements provide that a director or officer will be presumed to be entitled to indemnification and that the Company has the burden of proving that the director or officer is not entitled to indemnification. In addition, the indemnification agreements provide that the director or officer will be entitled to indemnification if the Board does not act within a certain number of days of a director’s or officer’s request for indemnification. The indemnified person must provide an undertaking to repay such advanced expenses ultimately determined that the indemnified person is not entitled to be indemnified against such expenses. The indemnification agreements also provide for reimbursement of expenses incurred by such person while acting as a witness on behalf of the Company in any class action or other proceeding. The above summary is qualified in its entirety by reference to the indemnification agreements, which have been filed with the SEC by the Company and have been filed as Exhibit (e)(4) to this Statement and are incorporated in this Statement by reference.

Representation on the Board. The Merger Agreement sets forth certain agreements between the Company and Offeror regarding the election of directors to the Board upon acceptance of shares for payment pursuant to the Offer representing at least a majority of the outstanding shares. The summary of these agreements contained in Section 13 of the Offer to Purchase, which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed with the SEC by the Company and has been filed as Exhibit(e)(1) to this Statement and is incorporated in this Statement by reference.

Item 4. The Solicitation or Recommendation.

Recommendation. Based on the unanimous recommendation of the Special Committee (as defined below) of the Board and the advice of the Company’s outside legal counsel and independent financial advisor, at a meeting of the Board held on February 1, 2006, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) authorized and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) recommended that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock to Offeror pursuant to the Offer and (iv) recommended that, if necessary, the Company’s stockholders adopt the Merger Agreement and approve the Merger. Accordingly, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock to Offeror pursuant to the Offer and, if applicable, adopt the Merger Agreement.

Intent to Tender. After reasonable inquiry, to the best of the Company’s knowledge, each executive officer, director, affiliate and subsidiary of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all shares of Company Common Stock held of record or beneficially owned by such person or entity to Offeror in the Offer (other than shares of Company Common Stock such person or entity has the right to purchase by exercising stock options).

Background of the Transaction. Below is a background description of the Company’s involvement with Offeror.

On March 8, 2005, the Board met and determined that, in light of prevailing market conditions, the general outlook for the restaurant industry, the Company’s recent stock performance, and the increased burden and expense associated with being a public company, it was advisable and in the best interests of the Company, its employees and its stockholders to evaluate strategic alternatives, including a possible sale of the Company. In connection with this meeting, management asked North Point Advisors LLC (“North Point”) to assist management in developing a range of financial and strategic alternatives for consideration by the Board.

Between March 30, 2005 and April 20, 2005, North Point met with executives and employees of the Company and visited its Wichita, Kansas offices and various restaurant locations. During this period, North Point also reviewed certain confidential information of the Company and assembled a confidential descriptive memorandum on the Company (the “Confidential Memorandum”).

Between April 20, 2005 and June 15, 2005, North Point contacted 35 prospective parties in connection with a sale of the Company. Of these parties, 22 signed confidentiality agreements and received copies of the Confidential Memorandum. Eventually, 11 of these prospective parties participated in meetings with the management of the Company.

On October 4, 2005, the Company announced that it signed a letter of intent (the “Letter of Intent”) with Levine Leichtman Capital Partners III, L.P. (“LLCP”) for the acquisition of all outstanding shares of Company Common Stock for an all cash price of $14.00 per share, other than shares of Company Common Stock held by certain stockholders and members of management. The Board created a special committee of independent directors (the Special Committee”) to consider the proposal. The Special Committee unanimously approved the Letter of Intent and recommended its approval by the Board. The Board unanimously approved the Company entering into the Letter of Intent, which contained an exclusivity agreement with LLCP that extended through January 31, 2006. Pursuant to the Letter of Intent, the Company was not permitted to solicit alternative transactions, but could respond to certain unsolicited proposals and could terminate the exclusivity agreement upon receipt of a superior proposal for an alternative transaction. Under certain circumstances, if the Company terminated the exclusivity agreement for a superior proposal or the Company entered into an agreement with respect to an alternative transaction, the Company would have been required to pay LLCP a fee of $5 million. In addition, the Company agreed to reimburse LLCP for its expenses under certain circumstances.

On November 21, 2005, Newcastle and its affiliates filed a Schedule 13G with the SEC indicating that Newcastle beneficially owned 675,400 shares of Company Common Stock as of November 18, 2005, representing 6.7% of outstanding shares of Company Common Stock.

On December 12, 2005, F&H issued a press release announcing (i) its intention to commence a cash tender offer to purchase all outstanding shares of Company Common Stock not already owned by it or its affiliates for $14.75 per share and (ii) that the Sponsors expected to commence the tender offer on or before December 23, 2005. Also on December 12, 2005, F&H and the Sponsors sent a letter to the Special Committee expressing F&H’s willingness to negotiate and enter into a definitive tender offer/merger agreement prior to commencement of the Offer. In the letter, F&H and the Sponsors expressed their belief that their all cash offer was superior to the $14.00 proposal made in the Letter of Intent, as it would provide stockholders with (i) immediate liquidity at a premium to market and (ii) an immediate opportunity to maximize their investment in the Company.

On December 13, 2005, F&H and its affiliates filed a Schedule 13D with the SEC indicating that Newcastle, F&H and their affiliates beneficially owned 836,049 shares of Company Common Stock as of December 12, 2005, representing 8.3% of outstanding shares of Company Common Stock.

On December 14, 2005, F&H entered into discussions with the Company regarding the terms of a tender offer/merger agreement. Between December 15, 2005, and December 19, 2005, F&H and the Company and their respective representatives engaged in negotiations regarding the terms of the tender offer/merger agreement. The Company also provided F&H with financial and legal due diligence during that period.

On December 17, 2005, representatives of the Sponsors met with certain members of management of the Company and discussed possible terms for a negotiated and definitive tender offer/merger agreement.

On December 19, 2005, F&H issued a press release announcing that, as a result of its due diligence review, it (i) had revised the purchase price per share of Company Common Stock of the tender offer it had previously announced and (ii) intended to commence to purchase all of the outstanding shares of Company Common Stock not owned by it or its affiliates for $14.50 per share, in cash. F&H also announced in the press release that it had entered into discussions with the Company regarding the terms of a tender offer/merger agreement.

On December 20, 2005, F&H announced that it had signed and delivered in escrow a definitive tender offer/merger agreement (the “Initial Merger Agreement”) to acquire all outstanding shares of Company Common Stock not already owned by it for $14.50 per share, in cash. The Initial Merger Agreement was held in escrow pursuant to a letter agreement with the Company, under which the Company agreed to execute and deliver the Initial Merger Agreement before January 6, 2006, unless (i) prior to that date the Board determined that the proposal contemplated by the Initial Merger Agreement did not constitute a superior offer or (ii) the Company gave notice to F&H that the Company was unable to make the representations and warranties set forth in, or perform its obligations under, the Initial Merger Agreement.

On December 20, 2005, the Company announced that the Board had determined that F&H’s offer to enter into a negotiated tender offer/merger for $14.50 per share constituted a superior offer to the existing $14.00 per share LLCP offer.

On December 22, 2005, F&H issued a press release announcing that it (i) had deferred the date it intended to commence the $14.50 per share tender offer to acquire all of the outstanding shares of Company Common Stock not already owned by it and (ii) intended to commence the tender offer on or before December 30, 2005.

From December 22, 2005 to December 28, 2005, F&H continued its due diligence review and its discussions with the Company regarding the terms and timing of the Initial Merger Agreement. On December 28, 2005, F&H issued a press release announcing that it (i) had increased the purchase price to $15.50 per share for its all cash tender offer and (ii) intended to commence the tender offer on or before January 6, 2006. Also on December 28, 2005, F&H delivered to the Company an amendment to the Initial Merger Agreement, pursuant to which the Company agreed to execute and deliver the Initial Merger Agreement on or before January 13, 2006, unless prior to that date (i) the Board determined that the proposal contemplated by the Initial Merger Agreement did not constitute a superior offer or (ii) the Company gave notice to F&H that the Company was unable to make the representations and warranties set forth in, or perform its obligations under, the Initial Merger Agreement.

On December 30, 2005, the Company announced that it had signed an agreement and plan of merger, dated as of December 29, 2005 (the “LLCP Merger Agreement”), with affiliates of LLCP for the acquisition of all outstanding shares of Company Common Stock for a purchase price of $15.50 per share, in cash. Under the terms of the LLCP Merger Agreement, the affiliates of LLCP agreed to commence a tender offer no later than January 6, 2006, to acquire all outstanding shares of Company Common Stock at that price. The Company agreed in the LLCP Merger Agreement not to solicit alternative transactions, although the Company was permitted to respond to certain unsolicited proposals and was able to terminate the LLCP Merger Agreement upon receipt of a superior proposal for an alternative transaction. Under certain circumstances, if the Company terminated the LLCP Merger Agreement for a superior proposal and the Company entered into an agreement with respect to an alternative transaction within 12 months following the termination of the LLCP Merger Agreement, or the Company withdrew or adversely modified its recommendation of the offer, the Company would have been required to pay a $5 million fee to LLCP. In addition, the Company agreed to reimburse LLCP for its expenses under certain circumstances, up to $1 million in the aggregate. In connection with the execution of the LLCP Merger Agreement, the Company notified the Sponsors that (i) their offer no longer constituted a superior proposal and (ii) the Company would not enter into the previously announced proposed transaction.

On January 6, 2006, F&H commenced the Offer to purchase all outstanding shares of Company Common Stock at $15.50 per share. On January 13, 2006, F&H issued a press release increasing its offer price to $15.75 per share. On January 13, 2006, F&H sent a letter to the Company, which was received on January 16, 2005, indicating that F&H was ready, willing and able to enter into a definitive tender offer/merger agreement, in the form attached to that correspondence, providing for the acquisition of outstanding shares of Company Common Stock at $15.75 per share, subject to and conditioned upon the termination of the LLCP Merger Agreement.

On January 16, 2006, the Special Committee met and recommended that the Board determine that F&H’s offer to enter into a merger agreement providing for an offer price of $15.75 per share could reasonably be expected to result in an offer superior to the $15.50 per share tender offer pursuant to the LLCP Merger Agreement. On January 16, 2006, pursuant to Section 4.8 of the LLCP Merger Agreement, the Company delivered a Notice of Receipt of Company Takeover Proposal to LLCP informing LLCP that the Company had received an offer from F&H to enter into a tender offer/merger agreement at a price of $15.75 per share and that the Board had determined that this F&H proposal could reasonably be expected to result in an offer superior to the LLCP Merger Agreement.

On January 17, 2006, at 9:30 a.m. (Eastern Standard Time), LLCP submitted a new proposal to the Company raising its offer price to $16.00 per share. LLCP also submitted a revised definitive merger agreement (the “Amended LLCP Merger Agreement”) in which (i) the cap for reimbursable expenses was raised from $1 million to $2 million and (ii) the termination fee and expense reimbursement obligations under the Amended LLCP Merger Agreement would also be triggered in the event that a person acquired beneficial ownership of or entered into an agreement or agreement in principle to acquire beneficial ownership of 50% or more of the outstanding shares of Company Common Stock. LLCP also informed the Company that it had obtained early termination of the waiting period under the Hart-Scott-Rodino Anitrust Improvements Act of 1976, as amended (the “HSR Act”). LLCP’s offer pursuant to the Amended LLCP Merger Agreement was submitted on a confidential basis and provided that the offer would expire upon the earlier to occur of (i) 2:00 p.m. (Eastern Standard Time) on January 17, 2006, or (ii) the adjournment of a meeting of the Board which had previously been scheduled for 11:00 a.m. (Eastern Standard Time) that morning. After the Special Committee reviewed and considered LLCP’s $16.00 per share offer pursuant to the Amended LLCP Merger Agreement, counsel for the Special Committee informed LLCP that the Special Committee would recommend approval by the Board of the Amended LLCP Merger Agreement, provided that the expense reimbursement cap remained at $1 million. LLCP indicated that it was unwilling to offer $16.00 per share without an increase in the expense reimbursement cap to $2 million.

At approximately 11:00 a.m. (Eastern Standard Time) on January 17, 2006, LLCP informed counsel to the Special Committee that in order to provide greater certainty of closing to the Company, it would eliminate the prior closing condition regarding receipt of third party consents and approvals and regulatory consents and approvals relating to state and local liquor license matters. LLCP further indicated that in connection with this waiver it would require that the minimum condition be amended to provide as a closing condition that a majority of shares of Company Common Stock on a fully-diluted basis be tendered and not withdrawn, and that the expense reimbursement cap be increased to $2 million as proposed by LLCP. LLCP provided the Company with a new version of the Amended LLCP Merger Agreement reflecting these changes.

On January 17, 2006, the Board unanimously authorized the execution and delivery by the Company of the Amended LLCP Merger Agreement. The Company and affiliates of LLCP executed and delivered the Amended LLCP Merger Agreement on the afternoon of January 17, 2006. The Company issued a press release announcing the execution of the Amended LLCP Merger Agreement on the afternoon of January 17, 2006, and LLCP issued a press release announcing the execution of the Amended LLCP Merger Agreement on the morning of January 18, 2006.

On January 26, 2006, F&H issued a press release announcing that it (i) had increased the purchase price to $16.30 per share for its all cash tender offer and (ii) was extending the tender offer to midnight, New York City time, on Wednesday, February 8, 2006. Also on January 26, 2006, F&H delivered to the Company an amended Initial Merger Agreement (the “Proposed Merger Agreement”) with terms and conditions that substantially matched those contained in the Amended LLCP Merger Agreement. The Proposed Merger Agreement contained a condition to closing that required receipt of third party consents (the “Consent Condition”).

On January 27, 2006, F&H agreed to remove the Consent Condition from the Proposed Merger Agreement, which resulted in the terms and conditions of the Proposed Merger Agreement being the same as the terms and conditions of the LLCP Amended Merger Agreement. Also on January 27, 2006, (i) the Special Committee met and recommended that the Board determine that F&H’s offer to enter into the Proposed Merger Agreement providing for an offer price of $16.30 per share could reasonably be expected to result in an offer superior to the $16.00 per share tender offer pursuant to the Amended LLCP Merger Agreement, (ii) the Board met and determined that F&H’s offer could reasonably be expected to result in an offer superior to the $16.00 per share tender offer pursuant to the Amended LLCP Merger Agreement, and (iii) pursuant to Section 4.8 of the Amended LLCP Merger Agreement, the Company delivered a Notice of Receipt of Company Takeover Proposal to LLCP informing LLCP that the Company had received an offer from F&H to enter into a tender offer/merger agreement at a price of $16.30 per share and that the Board had determined that this F&H proposal could reasonably be expected to result in an offer superior to the LLCP Merger Agreement.

On January 30, 2006, pursuant to Section 4.8(g) of the Amended LLCP Merger Agreement, the Company delivered a Notice of Receipt of Company Superior Offer to LLCP informing LLCP that the Board had determined that the F&H offer at a price of $16.00 per share constituted a Company Superior Offer under the terms of the Amended LLCP Merger Agreement. Also on January 30, 2006, F&H executed and delivered the Proposed Merger Agreement to be held in escrow pursuant to a letter agreement with the Company, pursuant to which the Company agreed to use reasonable best efforts to cause the execution and delivery of the Proposed Merger Agreement within 24 hours after termination of the Amended LLCP Merger Agreement.

On February 1, 2006, the Board unanimously authorized (i) the termination of the Amended LLCP Merger Agreement, (ii) the approval of the Merger Agreement and (iii) the execution and delivery by the Company of the Merger Agreement. Also on February 1, 2006, the Company issued a press release announcing that LLCP had informed the Company that it was not going to increase its offer or make any further offers to acquire the Company.

On February 3, 2006, (i) the Company, Offeror and F&H executed and delivered the Merger Agreement, (ii) the Company issued a press release announcing the execution of the Merger Agreement and the termination of the Amended LLCP Merger Agreement, and (iii) F&H issued a press release announcing the execution of the Merger Agreement and the extension of the Offer to midnight, New York City time, on Thursday, February 16, 2006.

Reasons for the Recommendation of the Board. In reaching its recommendation described in the first paragraph of this Item 4 regarding the transaction, the Board considered a number of factors, including the following.

1.	Market Price of Company Common Stock. The Board considered the historical market prices of shares of the Company Common Stock and the fact that the Offer Price represents a premium of approximately 58.6% over the closing price of shares of Company Common Stock on October 3, 2005, the last full day of trading prior to the public announcement by the Company of its execution of the Letter of Intent.

2.	Company Financial Condition. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company if it were to retain its current ownership structure, and determined that the future financial condition, results of operations, prospects and strategic objectives of the Company would be best served through some type of business combination with a financial buyer.

3.

Best Acquisition Proposal Received. The Board considered the fact that North Point made contact with approximately 35 third parties regarding potential strategic transactions involving the Company and that, at the time the Merger Agreement was entered into, the proposal contemplated by the Merger

Agreement constituted the best acquisition proposal received by the Company, specifically with respect to (i) the purchase price to be paid per share of Company Common Stock, (ii) the conditions required to be satisfied or waived in order to consummate the transactions contemplated by the Amended Merger Agreement and (iii) the speed and likelihood of successfully consummating the transactions contemplated by the Merger Agreement.

4.	Strategic Alternatives. The Board considered alternative strategic alternatives to increase stockholder value other than a sale of the Company, including (i) maintaining the current capital structure of the Company, (ii) issuing a one-time cash dividend to Company stockholders, (iii) initiating a substantial buy-back of Company Common Stock, (iv) making a strategic acquisition or acquisitions and (v) undertaking a going-private transaction. After consideration of these various alternatives, the Board decided that a sale of the Company to a financial buyer at a substantial premium to the trading price of the Company Common Shares at that time would provide the most benefit to, and would be in the best interests of, the stockholders of the Company.

5.	North Point Fairness Opinion. The Board considered a presentation by North Point and the written North Point fairness opinion, dated February 1, 2006 (the “North Point Fairness Opinion”), which provided that, as of that date, and based upon and subject to the considerations and assumptions set forth therein, the consideration to be received by holders of shares of Company Common Stock pursuant to the Offer and the Merger Agreement was fair, from a financial point of view, to the stockholders. In preparing its opinion, North Point considered the same financial information for the Company that it used in order to prepare its original fairness opinion, dated December 29, 2005. The full text of the North Point Fairness Opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken in connection with those written opinions, is attached hereto as Annex II and is incorporated in this amendment by reference. Stockholders are urged to read the opinion in its entirety. However, the opinion is not a recommendation as to whether or not any holder of Company Common Stock should tender such shares in connection with the Offer. North Point provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. The Board also considered that North Point becomes entitled to certain fees described in Item 5 upon the consummation of the Offer. See “North Point Fairness Opinion” below for further detail.

6.	Limited Conditions to Consummation. The Board considered that Offeror’s obligations to consummate the Offer and the Merger are subject to a limited number of customary conditions, including that a majority of the outstanding shares of Company Common Stock, on a fully-diluted basis, be tendered and not withdrawn. The Merger Agreement eliminated the following conditions contained in earlier versions: (i) the expiration of the applicable waiting period under the HSR Act; and (ii) the obtaining of material consents, approvals or authorizations, including those required by all state, city or local liquor licensing boards, agencies or other similar entities. The receipt of financing is not a condition to the transaction. In addition, the Merger Agreement does not contemplate that members of management and other stockholders will participate with F&H as stockholders of Offeror.

7.

Alternative Superior Proposals. The Board considered that, under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may engage in discussions and negotiations with, and may furnish non-public information to, a third party that makes an unsolicited acquisition proposal if, among other things, the Board determines in the good faith exercise of its fiduciary duties, with the advice of its legal counsel and financial advisor, that such acquisition proposal would, if consummated, constitute a superior proposal and is more favorable to the Company’s stockholders from a financial point of view than the Offer and the Merger. The Board further considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into an agreement with respect to a superior proposal if the Company pays Offeror a $5,000,000 termination fee, plus out-of-pocket expenses in an amount up to $2,000,000. The Board considered the possible effect of these provisions of the Merger Agreement on third parties that might be interested in making a proposal to acquire the Company. In this regard, the Board recognized that the provisions of the Merger Agreement relating to the solicitation of acquisition proposals and the payment of a termination fee and out-of-pocket expenses were insisted upon by Offeror, F&H and the Sponsors as a condition to entering into the Merger Agreement.

The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to the various factors considered.

After considering the factors discussed above, the Board determined that the following constituted reasons to recommend the Offer: (i) the purchase price per share of the Offer represents a premium of approximately 58.6% over the closing price of shares of the Company Common Stock on October 3, 2005, the last full day of trading prior to the public announcement by the Company of its execution of the Letter of Intent; (ii) the future financial condition, results of operations, prospects and strategic objectives of the Company will be best served through a business combination with a financial purchaser; (iii) a sale of the Company will provide more value to the stockholders of the Company; (iv) the financial advisor of the Company has opined that the Offer was fair, from a financial point of view, to the stockholders of the Company; (v) the Offer was subject to a limited number of customary conditions to consummation; (vi) the Merger Agreement offered a speedy and timely closing; and (vii) the Board did not receive an alternative superior proposal. Based upon these reasons, the Board unanimously (1) determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company’s stockholders, (2) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (3) recommended that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and, if necessary, approve and adopt the Merger Agreement.

North Point Fairness Opinion. North Point rendered its opinion to the Board that, as of February 1, 2006, and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by the holders of Company Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. In preparing its opinion, North Point considered the same financial information for the Company that it used in order to prepare its original fairness opinion, dated December 29, 2005.

The full text of the North Point Fairness Opinion, dated as of February 1, 2006, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. North Point provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. The North Point Fairness Opinion is not a recommendation as to whether or not any holder of Company Common Stock should tender such shares in connection with the Offer or how any holder of shares should vote with respect to the Merger.

In connection with rendering the opinion described above and performing its related financial analyses, North Point reviewed, among other things:

•	the Merger Agreement;

•	certain publicly available financial, operating and business information related to the Company prior to the announcement of the Letter of Intent, including certain audited and unaudited financial statements of the Company;

•	certain internal information prepared and furnished by the Company’s management prior to the announcement of the Letter of Intent with respect to the business, operations and prospects of the Company, including financial forecasts and projected financial data; and

•	certain internal financial information, including financial forecasts, of the Company on a stand-alone basis, prepared and furnished by the Company’s management prior to the announcement of the Letter of Intent.

North Point also had discussions with members of the management of the Company concerning the financial condition, current and historical operating results for the Company, and the regulatory and business outlook for the Company. In addition, North Point reviewed the reported price and trading activity for the Company Common Stock prior to the announcement of the Letter of Intent, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the quick service, casual and causal entertainment restaurant industry and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

North Point relied upon and assumed the completeness, accuracy and fairness of (and the absence of any misleading statements in) the Company’s financial statements, financial forecasts, management estimates as to the future performance, and other information made available to North Point, and North Point did not assume responsibility for the independent verification of that information. In that regard, North Point assumed with the Company’s consent that the internal financial analyses, financial planning data, forward-looking statements, and other business outlook information prepared by the Company’s management which was reviewed by North Point had been reasonably prepared on basis reflecting the best currently available estimates and judgment of the Company’s management, that the information was based on reasonable assumptions, and that it reflects the anticipated effects of all transaction documents contemplated in the Merger Agreement.

North Point’s opinion does not address the basic business decision to proceed with or effect the Offer or the Merger and does not address the relative merits of the Offer and Merger, on the one hand, or any alternative business strategies or alternative transactions that may be available to the Company, on the other hand. In addition, North Point did not perform any appraisals or valuations of any specific assets or liabilities of the Company (including derivative or off-balance sheet assets and liabilities), nor were any such appraisals or valuations furnished to North Point.

The following is a summary of the material financial analyses delivered by North Point to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by North Point, nor does the order of analyses described represent relative importance or weight given to those analyses by North Point. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of North Point’s financial analyses. Except as otherwise noted, the following quantitative information for the Company, to the extent that it is based on market data, is based on market data as it existed on or before the October 3, 2005, announcement of the Letter of Intent and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. North Point reviewed the historical volume weighted trading prices for the Company Common Stock at one-month, three-months, six-months and one-year prior to the October 3, 2005, announcement of the Letter of Intent. This analysis indicated that the price per share of Company Common Stock to be paid to the Company shareholders pursuant to the Offer and the Merger represented:

•	a premium of 58.6% based on the $10.28 closing price per share on October 3, 2005, the last trading day before the announcement of the Letter of Intent;

•	a premium of 50% based on the $10.87 volume weighted average price share for the one month prior to October 3, 2005;

•	a premium of 35.4% based on the $12.04 volume weighted average price share for the three months prior to October 3, 2005;

•	a premium of 37.6% based on the $11.85 volume weighted average price share for the six months prior to October 3, 2005;

•	a premium of 47.1% based on the $11.08 volume weighted average price share for the one year prior to October 3, 2005;

•	a premium of 17.1% based on the 52-week high trading price of $13.92 prior to October 3, 2005; and

•	a premium of 83.1% based on the 52-week low trading price of $8.90 prior to October 3, 2005.

Selected Companies Analysis. North Point reviewed and compared certain financial information and valuation multiples for the Company to corresponding financial information and public market multiples for the following publicly traded corporations in the quick service, casual and causal entertainment restaurant industry industries:

•	CKE Restaurants Inc.

•	Darden Restaurants Inc.

•	Wendy’s International Inc.

•	Yum! Brands Inc.

•	Applebee’s International Inc.

•	Brinker International Inc.

•	Outback Steakhouse Inc.

•	Ruby Tuesday Inc.

•	CEC Entertainment Inc.

•	Champs Entertainment Inc.

•	Dave & Buster’s Inc.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

North Point calculated various financial multiples for such comparable companies based on ratio of such companies’ operating data (obtained from SEC filings and Factset estimates as of October 3, 2005) to the enterprise value of such companies. North Point then compared the means and medians of such multiples with the multiples obtained for the Company. The multiples of the Company were calculated based on the ratio of the Company’s operating data (provided by the Company’s management) to an implied transaction value of $184.8 million (based on the $16.30 Offer Price times the 10.7 million shares outstanding on October 3, 2005 and then taking into account the Company’s estimated year-end net debt of $9.4 million). With respect to the comparable companies, North Point calculated:

•	enterprise value (which is the market value of common equity plus the book value of debt, less cash) as a multiple of latest twelve months revenue;

•	enterprise value as a multiple of latest twelve months earnings before interest, taxes and depreciation and amortization, or EBITDA;

•	enterprise value, as a multiple of estimated revenue for 2005; and

•	enterprise value, as a multiple of estimated EBITDA for 2005.

The results of these analyses are summarized as follows:

Enterprise Value as a multiple of:	Range	Mean	Median	Offer Multiple
LTM Revenues	0.5x-2.1x	1.3x	1.3x	1.1x
LTM EBITDA	5.5x-12.7x	8.8x	9.0x	8.4x
CY 05 Revenue	0.5x-2.1x	1.3x	1.3x	1.1x
BY 05 EBITDA	5.7x-12.6x	8.8x	9.1x	7.9x

Selected Transactions Analysis. North Point reviewed the terms of certain recent merger and acquisition transactions reported in SEC filings, public company disclosures, press releases, industry and popular press reports, data bases and other sources relating to the following selected transactions (listed by acquirer/target) in the restaurant industry since 2003:

Target	Acquiror
Dunkin’ Brands, Inc.	Bain Capital/Carlyle Group/Thomas H. Lee
Dave & Buster’s Inc.	Wellspring Capital Management
El Pollo Loco Inc.	Trimaran Capital Partners
Garden Fresh Holdings, Inc.	Sun Capital Partners, Inc.
Claim Jumper Restaurants	Black Canyon Capital/Leonard Green
Restaurant Companies International	Creative Eateries Inc
Perkins Restaurant & Bakery	Castle Harlan Inc
Papa John’s International (84 restaurants)	Milestone Capital Management, LLC
Taco Bueno Restaurants	Palladium Equity Partners
Worldwide Restaurant Concepts Inc	Pacific Equity Partners
The Ozark Apples Inc (12 Applebee’s Restaurants)	Applebees International Inc
RTM Restaurant Group	Triarc Companies Inc
Kelley Restaurants Inc	The Steak n Shake Company
Elmer’s Restaurants Inc	ERI Acquisition Group
EACO Corp (16 Florida units)	Banner Buffets LLC
Taco Bell Corporation (28 restaurants)	Tacala LLC
Sonny’s BBQ (4 Stores)	Kirkpatrick Family
LA Food Show Inc (Remaining 75%)	California Pizza Kitchen Inc
Quality Dining	Management / Fitzpatrick Group
Barnhill’s Buffet, Inc	Jefferies Capital Partners /Dynamic Management
Uno Restaurant Holding Corp	Centre Partners Management
Charlie Brown’s Inc. (Castle Harlan)	Trimaran Capital Partners
Captain D’s	Charlesbank Capital / Grotech Capital
Church’s Chicken	Crescent Capital Investments
Schlotzsky’s	Bobby Cox Companies
Cinnabon (AFC Enterprises)	Roark Capital
Chevys Mexican Restaurant	Bruckmann, Rosser, Sherrill & Co
Mimi’s Café	Bob Evans
Carribean Restaurants (Burger King)	Castle Harlan
Cozymel’s Mexican Grill (Brinker)	Food, Friends and Company
Garden Fresh Restaurant Corp.	Centre Partners/Fairmont Capital/Management
Cheddar’s, Inc.	Brazos Private Equity Partners
Seattle Coffee Co	Starbucks
VICORP Restaurants Inc	Wind Point Partners
Ninety Nine Restaurant & Pub	O’Charleys
Qdoba	Jack in the Box

For each of the selected transactions, North Point calculated and compared multiples for the target companies based on the ratio of the transaction value to the latest twelve months revenue and the transaction value to the latest twelve months EBITDA.

The results of these analyses are summarized as follows:

Transaction Value as a multiple of:	Range	Mean	Median	Offer Multiple

LTM Revenues	0.3x-1.8x	0.8x	0.7x	1.1x

LTM EBITDA	5.0x-12.0x	7.5x	6.7x	8.4x

Premium Paid Analysis. North Point analyzed the premium paid for the all public target transactions in the United States announced since January 1, 2004 with an enterprise value between $100 million and $250 million, calculated relative to the target’s share price one day, one week and four weeks prior to the date that the transaction was announced. The following table presents the result of this analysis:

Premium Paid	Range	Mean	Median	Offer Premium
One Day	(16.5%)-101.0%	27.9%	22.8%	58.6%
One Week	(13.2%)-102.7%	30.0%	24.4%	49.5%
Four Weeks	(16.6%)-139.0%	33.7%	27.4%	45.8%

Discounted Cash Flow Analysis. North Point performed a discounted cash flow analysis on the Company using the Company’s management projections. North Point calculated implied prices per share of the Company Common Stock using illustrative terminal values in the year 2010 based on multiples ranging from 4.0x EBITDA to 5.0x EBITDA. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 10.0% to 25.0%. The various ranges for discount rates were chosen based on theoretical analyses of cost of capital. Using a high growth model for store expansion (which means more expenditures on growing the number of stores and less cash flow left over from continuing operations) for the Company through 2010, the resulting equity values per share ranged from $6.48 to $14.63. Using a slow growth model for store expansion (which means less expenditures on growing the number of stores and more cash flow left over from continuing operations), the resulting equity values per share ranged from $14.81 to $22.87.

Additional Considerations. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying North Point’s opinion. In arriving at its fairness determination, North Point considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, North Point made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction.

North Point prepared these analyses for purposes of providing its opinion to the Board as to the fairness from a financial point of view of the consideration to be received by the holders of the Company Common Stock in the Offer and the Merger pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither the Company, Offeror, nor North Point or any other person assumes responsibility if future results are materially different from those forecast.

The Offer Price and the Merger Consideration were determined through arms’-length negotiations between the Company and Offeror and were approved by the Board. North Point provided advice to the Company during these negotiations. North Point did not, however, recommend any specific amount of consideration to the Company or its Board or that any specific amount of consideration constituted the only appropriate consideration for the Offer or the Merger.

As described above, North Point’s opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement, the Offer and the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by North Point in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of North Point attached as Annex II.

North Point, as part of its customary investment banking practice, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, competitive biddings, corporate and other purposes. North Point has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement. In the ordinary course of business, North Point may trade in the securities of the Company and for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

North Point is acting as a financial advisor to the Company in connection with the Offer and the Merger. Pursuant to the terms of the engagement letter with North Point, dated as of October 3, 2005 (the “North Point Engagement Letter”), the Board engaged North Point as a financial advisor to assist the Company in its review and analysis of acquisition proposals and, if requested by the Board, to render a written fairness opinion in connection with such proposals. Pursuant to the North Point Engagement Letter, the Company agreed to pay North Point a customary transaction fee for its financial advisory services, which fee is contingent upon the consummation of the Offer and Merger. As consideration for the delivery of the North Point Fairness Opinion and pursuant to the terms of the North Point Engagement Letter, the Company paid North Point a customary fee. In addition, the Company has agreed to reimburse North Point for its reasonable out-of-pocket expenses and has agreed to indemnify North Point from certain liabilities arising out of its engagement.

North Point, as part of its customary investment banking practice, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, competitive biddings, corporate and other purposes. North Point and its affiliates may maintain relationships with the Company, the Sponsors and their respective affiliates after consummation of the Offer and the Merger.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interests in the Securities of the Subject Company.

No transactions with respect to shares of Company Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer or subsequent Merger that relate to or would result in (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle or signed agreements in response to the Offer or subsequent Merger that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

State Anti-Takeover Laws—Delaware. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL provides that an “interested stockholder” may not engage in any “business combination” for three years following the time that such person became an “interested stockholder” unless (i) prior to such time the board of directors of the corporation approved the business combination or the transaction that resulted in such person becoming an “interested stockholder,” (ii) upon consummation of the transaction that resulted in such person becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held directors who are also officers of the corporation and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer) or (iii) approved by the board of directors and the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the “interested stockholder” that is a party to the business combination. Section 203 of the DGCL further provides that the restrictions do not apply if the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under Section 203 of a proposed transaction that (a) constitutes one of the transactions described in the following sentence, (b) is with or by a person who either was not an “interested stockholder” during the previous three years or who became an “interested stockholder” with the approval of the corporation’s board of directors and (c) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an “interested stockholder” during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation, (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. Under the DGCL, the term “interested stockholder” includes a person that owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock or is an affiliate of the corporation that, at any time within the three-year period immediately prior to the date in question owned or had the right to acquire, directly or indirectly, 15% or more of the corporation’s outstanding voting stock.

State Anti-Takeover Laws—Other. A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business therein. In 1982, the United States Supreme Court, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Act, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult, and the reasoning in such decision is likely to apply to certain other state takeover statutes. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the United States Supreme Court held that the State of Indiana could, as a matter of corporate law and in particular those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

If any state takeover statute is found applicable to the Offer, Offeror might be unable to accept for payment or purchase shares of Company Common Stock tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Offeror may not be obligated to accept for purchase or pay for any shares of Company Common Stock tendered.

Liquor Licenses. Because the Company serves distilled spirits, wine and beer (“alcoholic beverages”) at its restaurants, it is required to obtain and maintain state and/or local licenses/permits that authorize the sale and service of alcoholic beverages at each restaurant. As the holder of licenses/permits, the Company is subject to the jurisdiction of the licensing authorities and the alcoholic beverage laws and regulations governing the conduct of the Company in selling and serving alcoholic beverages. The failure to maintain required licenses/permits at a restaurant may result in the closing of that restaurant and could delay or prevent the Company’s ability to obtain licenses/permits at new restaurants. The consent of certain liquor licensing authorities with respect to these license/permits may be required in connection with the consummation of the Offer and/or the Merger.

Appraisal Rights. Holders of shares of Company Common Stock will not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of shares of Company Common Stock may have dissenters’ rights. Under Section 262 of the DGCL, each Company stockholder that files a written demand pursuant to such Section prior to or at the meeting at which the vote on the Merger is taken and who does not vote in favor of the Merger has the right to appraisal of such holder’s shares. Any Company stockholder electing to exercise such right must demand in writing to be paid in cash the fair cash value of such shares as of the day before the meeting, as determined by the Delaware Court of Chancery. If the Merger occurs under the “short-form” merger provisions of Section 253 of the DGCL, which Offeror can accomplish if it acquires at least 90% of the outstanding shares of Company Common Stock, the Company’s stockholders will have appraisal rights without regard to the proportion of the voting power that approved the Merger and despite the fact that the Merger was not approved by vote of the Company’s stockholders. In the case of a merger pursuant to Section 253 of the DGCL, the stockholder seeking appraisal rights need not file an objection with the Company nor vote against the Merger, but need only demand in writing to be paid the cash value of such shares as of the day before the Merger certificate is filed with the secretary of state. A person who is a beneficial owner, but not a registered owner, of shares who wishes to exercise the rights of a dissenting stockholder under the DGCL cannot do so in his own name and should have the record ownership of the shares transferred to his name or instruct the record owner thereof to take all required action to comply on his behalf with the procedures under Section 262 of the DGCL.

Any stockholder of record contemplating exercising appraisal rights is urged to review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights thereunder. Appraisal rights will be lost if the procedural requirements of Section 262 are not fully satisfied.

Appraisal rights cannot be exercised at this time. In connection with the Merger, the Company will provide additional information to the holders of shares of Company Common Stock concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

Antitrust. Under the provisions of the HSR Act applicable to the Offer, the acquisition of shares of Company Common Stock pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Offeror of a Premerger Notification and Report Form with respect to the Offer, unless Offeror receives a request for additional information or documentary material from the Department of Justice, Antitrust Division (the “Antitrust Division”) or the Federal Trade Commission (“FTC”) or unless early termination of the waiting period is granted. Offeror has informed the Company that Offeror expects to make this filing on February 3, 2006, and accordingly, the 15-day waiting period will expire on February 16, 2006, unless Offeror receives a request for additional or documentary material from the Antitrust Division. If, within the initial 15 day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the tenth day after the date of substantial compliance by all parties receiving such requests. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Offeror’s acquisition of shares of Company Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer or the consummation of the Merger, or seeking the divestiture of shares of Company Common Stock acquired by Offeror or the divestiture of substantial assets of the Company or its subsidiaries or Offeror or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer and/or the consummation of the Merger on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, Offeror will not be obligated to proceed with the Offer or the purchase of any shares of Company Common Stock not theretofore purchased pursuant to the Offer.

Section14(f) Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s stockholders, and the information therein is incorporated in this Statement by reference.

Short-Form Merger Provisions. Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, Offeror will be able to effect the Merger after consummation of the Offer as a short-form merger without a vote of the Company’s stockholders.

Certain Litigation.

On October 4, 2005, the day that the Company made a public disclosure of its execution of the Letter of Intent for the acquisition of the outstanding shares of Company Common Stock at an initial price of $14.00 per share, Primavera Investors, LLC (“Primavera”) filed a Class Action Complaint (the “Primavera Complaint”) in the Delaware Court of Chancery sitting in New Castle County against the Company; Messrs. Johnson, Judd and Zielke and Dennis L. Thompson; C. Wells Hall, III; E. Gene Street; John D. Harkey, Jr.; Nestor R. Weigand, Jr.; and James T. Morton, all directors of the Company; and Levine Leichtman.

The Primavera Complaint, brought on behalf of Primavera and all of the Company’s public holders of Company Common Stock, other than the individual defendants and their immediate family members, alleges that the transaction contemplated in the public disclosure of the Letter of Intent would injure the plaintiffs. In particular, the Primavera Complaint alleges that the consideration proposed to be paid to the Company’s stockholders would be unfair and inadequate and would result in the Company’s senior management benefiting at the expense of the Company’s stockholders. The Primavera Complaint alleges that the Company’s directors have failed to make an informed decision, and have breached their fiduciary duty owed to the Company’s stockholders by failing to appropriately evaluate the Company’s net worth, obtain the best value for the Company’s stockholders, act independently to protect the Company’s stockholders, and ensure that no conflicts of interest exist or any conflicts are resolved in the best interest of the Company’s stockholders. In the Primavera Complaint, Primavera seeks to preliminarily and permanently enjoin the defendants from engaging in the transaction proposed by the Letter of Intent, obtain an award for the damages to the Company’s public stockholders, require the defendants to account for profits or special benefits, and award the plaintiffs their costs and attorneys’ fees.

On October 26, 2005, Charles Lieberman, individually and as Trustee for David J. Lieberman Trust, Michael S. Lieberman Trust, Jeremy A. Lieberman Trust, and David J. Lieberman (collectively, “Lieberman”) filed a Class Action Complaint (the “Lieberman Complaint”) in the Delaware Court of Chancery sitting in New Castle County against the Company; Messrs. Johnson, Judd, Zielke, Thompson, Hall, Street, Harkey, Weigand and Morton, all directors of the Company.

The Lieberman Complaint, brought on behalf of Lieberman and all of the Company’s public holders of Company Common Stock, other than the individual defendants (and any person, trust, corporation or other entity related or affiliated with any of the defendants), alleges that the transaction contemplated in the Letter of Intent for the acquisition of the outstanding shares of Company Common Stock at an initial price of $14.00 per share would injure the plaintiffs. In particular, the Lieberman Complaint alleges that the consideration proposed to be paid to the Company’s stockholders would be unfair and inadequate and would result in the Company’s senior management benefiting at the expense of the Company’s stockholders. The Lieberman Complaint alleges that the Company’s directors have failed to make an informed decision, and have breached their fiduciary duty owed to the Company’s stockholders by failing to appropriately evaluate the Company’s net worth and obtain the best value for the Company’s stockholders. In the Lieberman Complaint, Lieberman seeks to preliminarily and permanently enjoin the defendants from engaging in the transaction proposed by the Letter of Intent, obtain an award for the damages to the Company’s public stockholders, and award the plaintiffs their costs and attorneys’ fees.

Both the Primavera Complaint and the Lieberman Complaint were brought in connection with the old transaction structure, which contemplated that certain members of management would roll over their equity holdings in the Company. The current transaction structure does not contemplate any such equity roll over.

The information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Exhibits.

The following exhibits are filed with this statement.

Exhibit No.		Description

(a	)(1)	Letter to Stockholders of Fox & Hound Restaurant Group, dated February 3, 2006, from Steven M. Johnson, Chief Executive Officer.

(a	)(2)	Offer to Purchase, dated January 6, 2006, as amended on January 13, 2006, January 26, 2006, January 31, 2006 and February 3, 2006 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of NPSP Acquisition Corp., filed on January 6, 2006, as amended).

(a	)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of NPSP Acquisition Corp., filed on January 6, 2006, as amended).

(a	)(4)	Opinion of North Point Advisors LLC, dated February 1, 2006 (included as Annex II to this Statement).

(a	)(6)	Press release dated February 2, 2006 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Fox & Hound Restaurant Group on February 2, 2006).

(e	)(1)	Agreement and Plan of Merger, dated January 30, 2006, by and among Fox & Hound Restaurant Group, F&H Acquisition Corp. and NPSP Acquisition Corp. (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by Fox & Hound Restaurant Group on February 2, 2006).

(e	)(2)	Section 14(f) Information Statement of Fox & Hound Restaurant Group, dated February 3, 2006 (included as Annex I to this Statement).

(e	)(3)	Confidentiality Agreement, dated as of December 13, 2005, between Fox & Hound Restaurant Group and F&H Acquisition Corp., Newcastle Partners, L.P. and Steel Partners II, L.P. (incorporated by reference to Exhibit (d)(3) to Schedule TO of F&H Finance Corp., filed on January 6, 2006, as amended).

(e	)(4)	Indemnification Agreements, dated as of December 20, 2005, between Fox & Hound Restaurant Group and each of its directors and executive officers (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Fox & Hound Restaurant Group on December 21, 2005).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

FOX & HOUND RESTAURANT GROUP

By	/s/ James K. Zielke
James K. Zielke Chief Financial Officer, Secretary and Treasurer

Dated: February 3, 2006

Annex I

1551 North Waterfront Parkway

Suite 310

Wichita, Kansas 67206

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about February 3, 2006, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9, as amended on January 26, 2006 and February 3, 2006 (the “Statement”) of Fox & Hound Restaurant Group, a Delaware corporation (the “Company”). You are receiving this Information Statement in connection with the possible appointment of persons designated by NPSP Acquisition Corp., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of F&H Acquisition Corp. (“F&H”), a Delaware corporation jointly owned by Newcastle Partners, L.P. (“Newcastle”) and Steel Partners II, L.P. (“Steel” and, together with Newcastle, the “Sponsors”), to a majority of seats on the board of directors of the Company (the “Board”). On January 30, 2006, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with F&H and the Offeror, pursuant to which Offeror has commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Company Common Stock”), of the Company (the “Shares”) at a price of $16.30 per share (the “Offer Price”), net to seller in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in Offeror’s Offer to Purchase, dated January 6, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO, (as amended from time to time, the “Schedule TO”) filed by F&H and Offeror with the Securities and Exchange Commission (the “Commission”) on January 6, 2006. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Delaware General Corporation Law (the “DGCL”), Offeror will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly owned subsidiary of F&H. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares held in the treasury of the Company, owned by the Sponsors, F&H, Offeror or any of their affiliates and Shares held by stockholders of the Company who properly demand dissenters’ rights and comply with Section 262 of the DGCL relating to dissenters’ rights of appraisal) will be converted into the right to receive the same amount of cash per Share that is paid pursuant to the Offer (the “Merger Consideration”).

The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex I, which was filed by the Company with the Commission on January 6, 2006, as amended on January 26, 2006 and February 3, 2006, and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth in this Information Statement supplements certain information set forth in the Statement. Information set forth in this Information Statement related to the Sponsors, F&H, Offeror or F&H’s Designees (as defined below) has been provided to the Company by the Sponsors, and the Company assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement. Offeror will commence the Offer on January 6, 2006. The Offer is currently scheduled to expire at midnight, New York City time, on Thursday, February 16, 2006, unless Offeror extends it.

GENERAL

Company Common Stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Company Common Stock is entitled to one vote. As of February 1, 2006, there were 10,045,641 outstanding Shares, of which the Sponsors, F&H or Offeror owned 836,049 Shares.

RIGHT TO DESIGNATE DIRECTORS AND PURCHASER’S DESIGNEES

The Merger Agreement provides that, immediately upon the purchase of and payment for Shares by Offeror or any of its affiliates pursuant to the Offer representing at least a majority of the outstanding Shares, F&H is entitled to designate up to such number of directors (“F&H’s Designees”), rounded up to the nearest whole number, on the Board as will give F&H representation on the Board equal to the product of the number of directors on the Board and the percentage that such number of Shares so purchased bears to the total number of Shares then outstanding, but in no event less that a majority of the number of directors on the Board.

The Merger Agreement provides that the Company will, upon the request of and as specified by Offeror, promptly either increase the size of the Board or secure the resignation or removal of such number of directors as is necessary to enable F&H’s Designees to be so elected and to cause F&H’s Designees to be so elected. The Merger Agreement also provides that the Company, at the request of F&H, will cause F&H’s Designees to constitute at least the same percentage (rounded up to the nearest whole number) as is on the Board of each committee of the Board.

Notwithstanding the foregoing, in the event that F&H’s Designees are elected or designated to the Board, then, until the Effective Time, the Merger Agreement provides that the parties shall cause the Board to have at least two members who were directors on the date of the Merger Agreement and who are not employees of the Company.

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The table below sets forth the names, current business addresses, citizenship, present principal occupations or employment histories (covering a period of not less than five years) of each person that F&H has informed the Company that it will select as an F&H Designee. The business address of each person is: 300 Crescent Court, Suite 1110, Dallas, Texas 75201. All persons listed below are citizens of the United States.

Name	Present principal occupation or employment; material positions held during the past five years
Mark E. Schwarz	Chairman, Chief Executive Officer and Portfolio Manager of Newcastle Capital Management, L.P (“Newcastle Management”), a private investment management firm he founded in 1993 that is the general partner of Newcastle. Mr. Schwarz is Chairman of the Board and Chief Executive Officer of Hallmark Financial Services, Inc., a property and casualty insurance company, Chairman of the Board of Bell Industries, Inc., a computer systems integrator, Pizza Inn, Inc., a franchisor and food and supply distributor, and New Century Equity Holdings Corp., an asset management company, and a director of Nashua Corporation, a specialty paper, label and printing supplies manufacturer, SL Industries, Inc., a power and data quality products manufacturer, WebFinancial Corporation, a specialty bank and finance company, and Vesta Insurance Group, Inc., a holding company for a group of insurance companies.

Steven J. Pully	President of Newcastle Management. Mr. Pully is also Chief Executive Officer and a director of New Century Equity Holdings Corp., an asset management company, a director of Pizza Inn, Inc., a franchisor and food and supply distributor and was Chief Executive Officer of Pinnacle Frames and Accents, Inc., a private company engaged in mass production of picture frame products, from January 2003 through June 2004. Mr. Pully was a director of Whitehall Jewellers, Inc. (“Whitehall”) from June 23, 2005 until his resignation on November 29, 2005. He was nonexecutive Chairman of the Board of Whitehall from July 5, 2005 through November 10, 2005. Prior to joining Newcastle Management in late 2001, from May 2000 to December 2001, he was a managing director in the mergers and acquisitions department of Banc of America Securities, Inc. and from January 1997 to May 2000 he was a member of the investment banking department of Bear Stearns where he became a senior managing director in 1999. Prior to becoming an investment banker, Mr. Pully practiced securities and corporate law at the law firm of Baker & Botts. Mr. Pully is a CPA, a CFA and a member of the Texas Bar.

Clinton J. Coleman	Vice President of Newcastle Management. Prior to joining Newcastle Management in June 2005, Mr. Coleman was a portfolio analyst with Lockhart Capital Management, L.P., an investment partnership, from October 2003 to June 2005. From March 2002 to October 2003, he was an associate with Hunt Investment Group, L.P., a private investment group. From June 1999 to March 2002, he was an analyst and then an associate with the Mergers & Acquisitions Group of UBS.

Avi D. Goodman	Vice President of Steel Partners, Ltd. (“Steel Partners”), a management and advisory company that provides management services to Steel and its affiliates. He has been employed by Steel Partners since 2000. His professional responsibilities include financial analysis and financial modeling.

Kenneth Kong	Vice President of Steel Partners. Mr. Kong has been employed by Steel Partners since 1997. Since joining, Mr. Kong has performed in different capacities including research, investor relations, marketing and administration related to Steel, Steel Partners Japan Strategic Fund, L.P. and Steel Partners China Access I, L.P.

John Quicke	Vice President of Steel Partners since September 2005. Mr. Quicke has served as a director of WHX Corporation since July 2005 and as a Vice President since October 2005. He served as Vice Chairman and Executive Officer of Sequa Corporation, a diversified industrial company, from March 2004 to March 2005 and as a director, President and Chief Operating Officer of Sequa Corporation from 1993 to March 2004.

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F&H, Offeror and the Sponsors have informed the Company that each of the individuals listed above has consented to act as a director of the Company, if so designated. If necessary, F&H may choose additional or other F&H Designees, subject to the requirements of Rule 14f-1. None of the F&H Designees is currently a director of, or holds any position with, the Company. F&H, Offeror and the Sponsors have advised the Company that, to their knowledge, none of the F&H Designees has a familial relationship with any director or executive officer of the Company or beneficially owns any securities (or any rights to acquire any such securities) of the Company. The Company has been advised by F&H, Offeror and the Sponsors that, to their knowledge, none of the F&H Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission, other than transactions between F&H, Offeror, the Sponsors and the Company that have been described in the Schedule TO or the Statement.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Directors

Article Fifth, Paragraph A of the Certificate of Incorporation of the Company, and Article Two, Section 2.2 of its bylaws provide for the organization of the Board into three classes. The number of directors is established by the bylaws pursuant to authorization by the Board. Currently, the bylaws, as amended, provide for not greater than ten (10) directors. All directors are chosen for a full three-year term to succeed those whose terms expire.

The following table sets forth the names, ages, and terms of office of the directors of the Company:

Name	Principal Occupation	Age	Year Became Director
Dennis L. Thompson	Chairman of the Board of Company	62	1997

Steven M. Johnson	Chief Executive Officer of Company	46	1998

Gary M. Judd	President of Company	46	1997

James K. Zielke	Chief Financial Officer and Secretary of Company	41	1999

C. Wells Hall, III	Partner, Mayer, Brown, Rowe & Maw	58	1999

E. Gene Street	Vice Chairman of Consolidated Restaurant Companies, Inc.	65	1999

John D. Harkey, Jr.	Chief Executive Officer and Chairman of Consolidated Restaurant Companies, Inc.	45	1999

Nestor R. Weigand, Jr.	Chairman and Chief Executive Officer of J. P. Weigand & Sons, Inc	67	2004

James T. Morton	Managing Member, Morton Jennings Partners LLC	64	2004

Dennis L. Thompson has served as Chairman of the Board since July 2004, has been Co-Chairman of the Board from January 1999 to July 2004, has been a Director of the Company since February 1997, and from 1989 to 1997 was an investor with Bailey Sports Grille, Inc., of which he was co-founder. Mr. Thompson served as senior vice president of real estate of Lone Star Steakhouse & Saloon, Inc. from 1992 to 1997 and as a director from 1992 to 1998. Mr. Thompson, co-founder of Lone Star Steakhouse & Saloon, was also an executive officer and a director of various subsidiaries of Lone Star Steakhouse & Saloon from 1989 to 1997. From 1985 to

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August 1995, he was an executive officer, director and stockholder of Creative Culinary Concepts, Inc., a company that owned and operated Lone Star Steakhouse and Saloon restaurants and certain other restaurants. Mr. Thompson is owner and co-manager of Firebirds International, LLC which owns and operates Firebirds Rocky Mountain Grill restaurants.

Steven M. Johnson has served as Chief Executive Officer since January 1999 and as a Director since October 1998. The current term of Mr. Johnson’s employment agreement with the Company is due to expire on June 30, 2006, and, unless notice is given by either Mr. Johnson or the Company, will automatically renew for an additional year. From March 1992 until December 1998, Mr. Johnson was chief operating officer for Coulter Enterprises, Inc., a Pizza Hut franchisee, with primary responsibility for the operations of 100 Pizza Hut restaurants. From May 1985 until June 1991, Mr. Johnson was controller for Fugate Enterprises, Inc., a Pizza Hut, Taco Bell and Blockbuster Video franchisee. Prior to his employment at Fugate Enterprises, Inc., Mr. Johnson was employed by Ernst & Young LLP. Mr. Johnson is also a C.P.A.

Gary M. Judd has served as President and Director since June 1997 and served as Chief Executive Officer and Chief Operating Officer from June 1997 until January 1999. The current term of Mr. Judd’s employment agreement with the Company is due to expire on June 30, 2006, and, unless notice is given by either Mr. Judd or the Company, will automatically renew for an additional year. Mr. Judd served as vice president of special projects with Coulter Enterprises, Inc. from October 1993 to May 1997. From March 1989 to September 1993, Mr. Judd was employed by Western Sizzlin, Inc. in various capacities, most recently as director of franchise operations. From March 1984 to February 1989, Mr. Judd served as a director of operations with Coulter Enterprises, Inc.

James K. Zielke has served as Chief Financial Officer and Secretary since April 1997 and as a Director since January 1999. The current term of Mr. Zielke’s employment agreement with the Company is due to expire on June 30, 2006, and, unless notice is given by either Mr. Zielke or the Company, will automatically renew for an additional year. From January 1997 until April 1997, Mr. Zielke was the senior director-tax for PepsiCo Restaurant Services Group, Inc. Mr. Zielke was employed by Pizza Hut, Inc. from March 1993 until January 1997, most recently as director-tax from March 1995 until January 1997. Prior to his employment by Pizza Hut, Inc., Mr. Zielke was employed by Ernst & Young LLP from June 1986 until March 1993. Mr. Zielke is also a C.P.A.

C. Wells Hall, III has been a Director of the Company since January 1999. Since June 2000 Mr. Hall has been a partner with the tax transactions practice group of the law firm of Mayer, Brown, Rowe & Maw in Charlotte, North Carolina. From October 1984 to June 2000 Mr. Hall was a corporate tax partner with the law firm of Moore & Van Allen in Charlotte, North Carolina.

E. Gene Street has been a Director of the Company since January 1999. Since 1998, Mr. Street has served as vice chairman of Consolidated Restaurant Companies, Inc., and as chairman of Consolidated Restaurant Operations, Inc., and as a principal in Cracken, Harkey, Street & Hartnett, LLC. Mr. Street was the founder of Black Eyed Pea and served as president and chief executive officer of Prufrock Restaurants, Inc., the company which owned and operated Black Eyed Pea restaurants. Mr. Street was also the founder of Good Eats restaurants and served as chairman and chief executive officer of Good Eats Holding Company, Inc. from 1986 until its sale to Consolidated Restaurant Companies, Inc. in 1998. Mr. Street serves on the Board of Grandactuel Ltd.

John D. Harkey, Jr. has been a Director of the Company since January 1999. Since 1998, Mr. Harkey has served as chief executive officer and chairman of Consolidated Restaurant Companies, Inc., and as chief executive officer and vice chairman of Consolidated Restaurant Operations, Inc., and has been manager of the investment firm Cracken, Harkey, Street & Hartnett since 1997. From 1992 to 1998, Mr. Harkey was a partner with the law firm Cracken & Harkey, LLP. Mr. Harkey was founder and managing director of Capstone Capital Corporation and Capstone Partners, Inc. from 1989 until 1992. Mr. Harkey serves on the Board of Directors of Leap Wireless/Cricket Communications.

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Nestor R. Weigand, Jr. has been a Director of the Company since May 2004. Since 1961, Mr. Weigand has been employed by J. P. Weigand & Sons, Inc., a residential, commercial, industrial, and investment real estate firm, and has served as its president from 1983 to 2001. Since 2001, Mr. Weigand has served as J. P. Weigand & Sons, Inc.’s chairman and chief executive officer. Mr. Weigand has served as a member of the executive committees of the National Association of Realtors since 2001 and the International Real Estate Federation from 1996 until 2001. Mr. Weigand served as the world president of the International Real Estate Federation from 2001 to 2002.

James T. Morton has been a Director of the Company since July 2004. In 1966, after graduation from Harvard, Mr. Morton was employed by A.G. Becker until 1979 when he joined Lehman Bros as a special situations analyst. He then joined the special equities team at Chase Manhattan. From 1985 through 1994, Mr. Morton was with Morgan Grenfell of London. Since 1994, Mr. Morton has been the managing member of Morton Jennings Partners LLC.

Compensation of Directors

Directors who are not employees of the Company (“Eligible Directors”) receive an annual fee of $10,000, and the chairpersons of the Stock Option Committee and Compensation Committee receive an additional annual fee of $5,000 and the chairperson of the Audit Committee receives an additional annual fee of $8,500. Additionally, each Eligible Director will receive a fee of $1,250 for each regularly scheduled Board meeting attended, a fee of $750 for each regularly scheduled Board meeting held via conference call, a fee of $1,000 for each Audit Committee meeting attended that is scheduled in conjunction with a regularly scheduled Board meeting, a fee of $1,000 for each committee meeting attended not in conjunction with a regularly scheduled Board meeting, and a fee of $500 for each committee meeting held via conference call not in conjunction with a regularly scheduled Board meeting. The chairperson of the Audit Committee will receive a fee of $1,500 for each Audit Committee meeting attended in conjunction with a regularly scheduled Board meeting, each chairperson of a committee of the Board will receive a fee of $1,500 for each meeting attended or $750 for each meeting held by telephone conference not held in conjunction with a regularly scheduled Board meeting. Each Director is reimbursed for his expenses. Employees who are directors are not entitled to any compensation for their service as a Director. The Board amended the Directors Plan to modify the number of shares that each Eligible Director will be entitled to receive under annual grants of options under the Directors Plan to 10,000 shares on April 30 of each year.

During fiscal year 2005, each Eligible Director received a grant of an option to purchase 10,000 shares of Company Common Stock. The exercise price for such shares was equal to the closing sale price of the Common

Stock as reported on the National Association of Securities Dealers Automated Quotation (“Nasdaq”) on the date of the grant.

Each of the members of the Special Committee has been compensated for serving as a member of the Special Committee. The Board authorized these payments in order to compensate the members of the Special Committee for the significant additional time commitment required of them in connection with their duties and responsibilities as members of the Special Committee. Each member of the Special Committee received fees of $75,000 for his services on the Special Committee. In addition, each member of the Special Committee has been reimbursed for travel and other related expenses incurred in connection with Special Committee service. If the Special Committee holds additional meetings, its members will receive additional fees in the amounts specified above, and will be reimbursed for travel and other related expenses. The Company made (and will make if applicable) the foregoing payments without regard to whether the Merger is consummated.

Other Executive Officers

Kenneth C. Syvarth, 44, has served as Chief Operating Officer of the Company since May 2002. The current term of Mr. Syvarth’s employment agreement with the Company is due to expire on June 30, 2006, and, unless

6

notice is given by either Mr. Syvarth or the Company, will automatically renew for an additional year. He served as Vice President of Operations of the Company from July 2000 to May 2002. Prior to joining the Company, Mr. Syvarth was Managing Operating Partner for Restaurant Management Company, a Pizza Hut franchisee, from October 1998 to May 2000. Prior to his employment with Restaurant Management Company, Mr. Syvarth was employed as Regional Manager for Lone Star Steakhouse & Saloon, Inc. from June 1997 to October 1998. From September 1986 to June 1997, Mr. Syvarth was employed by Coulter Enterprises, Inc., a Pizza Hut franchisee, in various capacities, most recently as Vice President of Operations.

GOVERNANCE OF THE COMPANY

Audit Committee, Compensation Committee, Stock Option Committee, and Special Committee

The Board has created an Audit Committee, a Compensation Committee, a Stock Option Committee, and a Special Committee. The Audit Committee is composed solely of independent directors as defined in the listing standards of the National Association of Securities Dealers (the “NASD”) and is charged with reviewing the Company’s annual audit and meeting with the Company’s independent auditors to review the Company’s internal controls and financial management practices. The Compensation Committee, which is also composed solely of independent directors, recommends to the Board compensation for the Company’s key employees. The Stock Option Committee also consists solely of independent directors and administers the Company’s 1997 Incentive and Non-Qualified Stock Option Plan (the “Plan”) and awards stock options thereunder. The Special Committee, which is also composed solely of independent directors, was created to evaluate the Sponsors’ indication of interest and to evaluate any other potential strategic arrangement. The members of the Audit Committee are Messrs. Harkey, Morton and Hall. The Board has determined that Mr. Harkey is an “audit committee financial expert” as defined by the rules of the Commission, and all the members of the Audit Committee, including Mr. Harkey, are independent and are financially literate, as defined by the listing standards of NASD for audit committee members. The members of the Compensation Committee are Messrs. Thompson, Harkey and Hall. The members of the Stock Option Committee are Messrs. Thompson, Weigand and Street. The members of the Special Committee are Messrs. Harkey, Morton, and Hall. During fiscal year 2005, there were no meetings of the Compensation Committee, no meetings of the Stock Option Committee, three (3) meetings of the Audit Committee, and thirty-five (35) meetings of the Special Committee.

The Board does not have a policy with respect to directors’ attendance at the Company’s annual meeting. All members of the Board were in attendance at the annual meeting held on May 17, 2005.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to all employees, officers, and directors of the Company, including Company’s Chief Executive Officer, Chief Financial Officer, and Controller. A copy of the Company’s Code of Business Conduct and Ethics may be found in the “Investors” section of the Company’s internet web site at www.fhrg.ocm. Any amendments or waivers (express or implied) of the Company’s Code of Business Conduct and Ethics with respect to executive officers and directors will be posted in the “Investors” section of the Company’s internet web site at www.fhrg.com.

Communications with Directors

The Company has a process for stockholders to communicate with the Board, a specific director, or the non-management or independent directors as a group. Stockholders may send written communications c/o Fox & Hound Restaurant Group, Attn: Secretary, 1551 North Waterfront Parkway, Suite 310, Wichita, Kansas 67206; Fax: (316) 634-6060.

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Director Nominations

The Board does not have a standing nominating committee. The basis for the view of the Board that it is appropriate for the Company to not have a nominating committee is that all members of the Board participate in the nominating process. The Board as a whole meets the nominating committee requirements of the applicable listing standards of Nasdaq because each director candidate must be recommended by a majority of independent directors as defined in such listing standards. The Board has adopted a resolution establishing a statement of policy regarding director nomination since the Company’s last proxy statement.

The Board identifies director nominees from various sources such as officers, directors, and stockholders and in 2005 did not retain the services of any third party consultants to assist in identifying and evaluating potential nominees. The Board will consider and evaluate a director candidate recommended by a stockholder in the same manner as a nominee recommended by any other person. The Board will assess all director nominees taking into account several factors including, but not limited to, issues such as the current needs of the Board and the nominee’s: (i) integrity, honesty and accountability; (ii) successful leadership experience and strong business acumen; (iii) forward-looking, strategic focus; (iv) collegiality; (v) independence and absence of conflicts of interests; and (vi) ability to devote necessary time to meet director responsibilities. Where appropriate, the Board will ultimately recommend nominees that it believes will enhance the Board’s ability to manage and direct, in an effective manner, the affairs and business of the Company.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning beneficial ownership of Company Common Stock, as of February 1, 2006, by each director and nominee for director and each current executive officer identified under the heading “Executive Compensation— Summary of Executive Compensation” (“Named Executive Officers”) and by all directors and current officers of the Company as a group. Unless otherwise indicated, the address for 5% stockholders, directors and executive officers of the Company is 1551 North Waterfront Parkway, Suite 310, Wichita, Kansas 67206.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Class
Directors and Nominees
Dennis L. Thompson (1)	617,831	5.7
Steven M. Johnson (2)	273,698	2.5
Gary M. Judd (3)	289,637	2.7
James K. Zielke (4)	212,384	2.0
C. Wells Hall, III (5)	72,686	*
E. Gene Street (6)	60,386	*
John D. Harkey, Jr. (7)	72,186	*
Nestor R. Weigand, Jr. (8)	4,334	*
James T. Morton (9)	74,334	*
Named Executive Officers Who Are Not Directors
Kenneth C. Syvarth (10)	71,065	*
All directors and executive officers as a group (10 persons) (11)	1,748,541	16.2

*	Less than 1.0%

(1)

Includes (a) presently exercisable options to purchase 22,052 shares of Common Stock, (b) 242,795 shares held by Mr. Thompson’s wife, Sharon K. Thompson, of which Mr. Thompson disclaims beneficial ownership, and (c) 100,000 shares held by the Thompson Family, LLC of which Mr. Thompson is the managing member, and as to which shares Mr. Thompson disclaims beneficial ownership of these shares

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except to the extent of his equity interest therein. Excludes 40,000 shares held by Mr. Thompson’s adult children with which Mr. Thompson does not share a residence and to which Mr. Thompson disclaims beneficial ownership.

(2)	Includes (a) presently exercisable options to purchase 170,348 shares of Common Stock and (b) 3,500 shares held by Mr. Johnson as custodian for the benefit of his two minor children, and 1,750 shares held by Mr. Johnson’s adult child, of which Mr. Johnson disclaims beneficial ownership.

(3)	Includes presently exercisable options to purchase 219,637 shares of Common Stock.

(4)	Includes (a) presently exercisable options to purchase 187,134 shares of Common Stock, and (b) 4,000 shares of Common Stock held by Mr. Zielke’s wife, Patti J. Zielke, of which Mr. Zielke disclaims beneficial ownership.

(5)	Includes presently exercisable options to purchase 20,386 shares of Common Stock.

(6)	Includes presently exercisable options to purchase 22,053 shares of Common Stock.

(7)	Includes presently exercisable options to purchase 22,052 shares of Common Stock.

(8)	Includes presently exercisable options to purchase 3,334 shares of Common Stock.

(9)	Includes (a) presently exercisable options to purchase 3,334 shares of Common Stock, (b) 30,000 shares held by Morton Jennings Partners, LLC, of which Mr. Morton is managing member and trading advisor, and (c) 6,000 shares held by Mr. Morton’s children.

(10)	Includes presently exercisable options to purchase 62,965 shares of Common Stock.

(11)	Includes the shares deemed to be beneficially owned by the directors and executive officers of the Company (see footnotes (1) through (10) to this table).

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following, to our knowledge, are the only beneficial owners of more than 5% of our outstanding Common Stock, determined in accordance with Rule 13d-3 of the Securities Exchange Act as of February 1, 2006. Unless otherwise indicated, all shares shown as beneficially owned are held with sole investment and voting power.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Class
Jamie B. Coulter (1)	1,103,667	10.4
Thomas A. Hager (2)	702,861	6.6
Goldman Sachs Asset Management LP (3)	941,461	8.9
Bank of America Corporation (4)	2,233,202	21.0
Newcastle Partners, L.P. (5)	836,049	8.3

(1)	This information is based on Form 4 dated September 13, 2004, and filed with the SEC. Mr. Coulter claims sole voting and dispositive power over 1,103,667 shares of Common Stock.

(2)	This information is based on Form 5 dated February 10, 2005, filed with the SEC, and includes (a) 300,661 shares of Common Stock directly owned by Mr. Hager, and (b) 326,800 shares of Common Stock owned by Mr. Hager’s spouse and 37,700 shares of Common Stock owned by each of Mr. Hager’s son and daughter.

(3)	This information is based on Schedule 13G/A dated February 10, 2005, and filed with the SEC. Goldman Sachs Asset Management LP claims sole voting power over 752,629 shares of Common Stock and sole dispositive power over 941,461 shares of Common Stock.

(4)

This information is based on Schedule 13G dated February 11, 2005, and filed with the SEC jointly by Bank of America Corporation, NB Holdings Corporation, Bank of America, NA, Fleet National Bank, Columbia

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Management Group, Inc., and Columbia Management Advisors, Inc. and includes (a) 569,534 shares of Common Stock to which Bank of America Corporation claims shared voting and dispositive power; (b) 42,334 shares of Common Stock to which NB Holdings Corporation claims shared voting and dispositive power; (c) 42,334 shares of Common Stock to which Bank of America, NA claims sole voting and dispositive power; (d) 527,200 shares of Common Stock to which Fleet National Bank claims sole voting power with respect to 1,300 shares, sole dispositive power with respect to 1,000 shares, shared voting power with respect to 525,900 shares, and shared dispositive power with respect to 526,200 shares; (e) 525,900 shares of Common Stock to which Columbia Management Group, Inc. claims shared voting and dispositive power; and (f) 525,900 shares of Common Stock to which Columbia Management Advisors, Inc. claims sole voting and dispositive power.

(5)	This information is based on Schedule 13D, dated December 28, 2005, and filed with the SEC. Newcastle Partners, L.P. claims sole voting power and sole dispositive power over 836,049 shares of Common Stock.

EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table summarizes, for the last three years, the compensation of our Chief Executive Officer and of certain of our other executive officers whose annual compensation was over $100,000, in all capacities in which they served.

	Annual Compensation
Name and Principal Position	Year	Salary		Bonus			Other Annual Compensation (2)	Securities Underlying Options
Steven M. Johnson Chief Executive Officer	2005 2004 2003	$ $ $	324,692 276,300 250,844	$ $ $	31,883 129,550 30,000	(1)	$ $	0 71,334 33,659
Gary M. Judd President	2005 2004 2003	$ $ $	237,572 212,000 197,482	$ $ $	23,279 102,000 20,000	(1)	$ $	0 66,797 26,498
James K. Zielke Chief Financial Officer	2005 2004 2003	$ $ $	275,731 250,227 234,829	$ $ $	27,075 121,275 30,000	(1)	$ $	0 69,971 31,511
Kenneth C. Syvarth Chief Operating Officer	2005 2004 2003	$ $ $	180,900 162,885 152,486	$ $ $	17,763 78,750 20,000	(1)	$ $	0 62,968 20,462

(1)	Additional bonuses for 2005 may be earned based on the final determination of the Company’s earnings per share, EBITDA and comp store sales for fiscal 2005.

(2)	Perquisites and other personal benefits, securities or property received by each executive officer did not exceed the lesser of $50,000 or 10% of such executive officer’s annual salary and bonus.

The Company has entered into separate employment agreements with each of Messrs. Johnson, Judd, Zielke and Syvarth, dated as of June 12, 2002, respectively, providing for the employment of such individuals as Chief Executive Officer, President, Chief Financial Officer and Chief Operating Officer, respectively. Each employment agreement provides that the officer shall devote substantially all of his professional time to the business of the Company. The agreements currently provide for annual base salaries of $346,500 for Mr. Johnson, $253,000 for Mr. Judd, $294,250 for Mr. Zielke, and $193,050 for Mr. Syvarth, subject to further increases as determined by the Board. Each agreement terminates on June 30, 2006, and automatically renews for an additional one-year period unless either the Company or the officer gives prior notice of non-renewal. Each

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agreement contains non-competition and non-solicitation provisions. Mr. Thompson has also entered into a non-competition, confidentiality and non-solicitation agreement with the Company.

The employment agreements with each of these executive officers provides if any executive officer is involuntarily terminated without just cause or if the Company fails to renew the employment agreement, the executive officer is entitled to be paid over a twelve-month period such executive officer’s then-current annual base salary. Additionally, upon a change of control, as defined in the employment agreements, and a change in responsibilities or reduction in base salary or other compensation, the involuntary separation of an executive officer from employment for any reason other than for just cause or his death or disability, such executive officer is entitled to a lump-sum distribution equal to 2.99 times the employee’s annualized compensation, less other cash severance type benefits to which the executive officer is entitled (other than stock options, accelerated vesting of stock options, and retirement, pension, or other similar benefits), reduced by any amount which would not be deductible by the Company under Section 280G of the Internal Revenue Code of 1986, as amended; automatic 100% vesting of the executive officer’s stock options under the Plan (or automatic 50% vesting if the termination is for just cause); and life and health insurance coverage for a period of two years.

Stock Option Grants

No stock options were granted to the Named Executive Officers during the fiscal year ended December 27, 2005.

Option Exercise Table

12,000 options were exercised by the Named Executive Officers during the fiscal year ended December 27, 2005. The following table sets forth certain information concerning unexercised options held as of December 27, 2005, by the Named Executive Officers under the Company’s 1997 Incentive and Non-Qualified Stock Option Plan.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

	Number of Securities Underlying Unexercised Options at December 27, 2005		Value of Unexercised In-the-Money Options at December 27, 2005 ($) (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Steven M. Johnson	170,348	65,441	$1,442,514	$252,195
Gary M. Judd	219,637	60,030	$1,464,293	$235,559
James K. Zielke	187,134	63,817	$1,346,299	$247,205
Kenneth C. Syvarth	62,965	55,465	$437,320	$221,534

(1)	Such amounts are based on the closing price of a share of Common Stock ($14.01) as reported by Nasdaq on December 27, 2005.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company’s restaurant in Littleton, Colorado, which opened during July 2002, is owned 51% by the Company and 24.5% each by Gary Judd and James Zielke, the Company’s officers and directors. This ownership structure was adopted in response to local liquor license regulations in Jefferson County, Colorado. Because of such arrangement and significant restrictions upon the transferability of the shares of the Littleton restaurant, the Company will have the financial benefits and risks of operating the restaurant, and Messrs. Judd and Zielke will be unable to derive any financial benefit from this agreement.

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In December 2004, the Company purchased the assets of a restaurant in Cary, North Carolina from BMR-Raleigh Restaurants, LLC (“BMR”), which has been converted to a Fox and Hound Pub & Grille restaurant. The Company’s Chairman, Dennis L. Thompson, is the manager of BMR. BMR had owned the restaurant assets for more than two years. The Company paid a total of $567,812.50 for these assets, which included a real estate lease, leasehold improvements, furniture and equipment. The price was based on estimates at market rates for leasehold rents and equivalent property as determined by the Company’s executive Management and Mr. Thompson and is believed to be equivalent to the price that would have been paid in an arms length transaction with and unaffiliated party. The transaction was unanimously approved by the disinterested members of the Board.

COMPENSATION COMMITTEE INTERLOCKS AND

INSIDER PARTICIPATION IN COMPENSATION DECISIONS

General

The Compensation Committee determines the cash and other incentive compensation (with the exception of stock options which are granted by the Stock Option Committee), if any, to be paid to the Company’s executive officers and key employees. Messrs. Thompson, Harkey and Hall, non-employee Directors of the Company, serve as members of the Compensation Committee and Messrs. Thompson, Weigand and Street, non-employee directors of the Company, serve as members of the Stock Option Committee and are “non-employee directors” (within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934). During fiscal year 2005, there were no meetings of the Compensation Committee and no meetings of the Stock Option Committee.

Compensation Philosophy

The Compensation Committee’s executive compensation philosophy is to base management’s pay, in part, on the achievement of the Company’s annual and long-term performance goals, to provide competitive levels of compensation, to recognize individual initiative, achievement and length of service to the Company, and to assist the Company in attracting and retaining qualified management. It is the philosophy of the Compensation Committee in tandem with the Stock Option Committee to provide officers with the opportunity to realize potentially significant financial gains through the grants of stock options. The Compensation Committee also believes that the potential for equity ownership by management is beneficial in aligning management’s and stockholders’ interest in the enhancement of stockholder value. However, the decision to ultimately grant stock options is based primarily on the criteria set forth under “Stock Option Plan” described below.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), prohibits a publicly held corporation, such as the Company, from claiming a deduction on its federal income tax return for compensation in excess of $1 million paid for a given fiscal year to the chief executive officer (or person acting in that capacity) at the close of the corporation’s fiscal year and the four most highly compensated officers of the corporation, other than the chief executive officer, at the end of the corporation’s fiscal year. The $1 million compensation deduction limitation does not apply to “performance-based compensation.” The Company believes that any compensation received by executive officers in connection with the exercise of options granted under the Plan qualifies as “performance-based compensation.” Accordingly, the Company has not established a policy with respect to Section 162(m) of the Code because the Company has not and does not currently anticipate paying compensation in excess of $1 million per annum to any employee.

Salaries

Base salaries for the Company’s executive officers are determined initially by evaluating the responsibilities of the position held and the experience of the individual, food service and management experience, and by

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reference to the competitive marketplace for management talent, including a comparison of base salaries for comparable positions at comparable companies within the Company’s industry, which includes companies that comprise the Standard & Poor’s Mid-Cap 400 Index and the Standard & Poor’s Restaurant Industry Index Peer Group. Such companies are comparable in that they are fast-growth companies in the casual dining segment of the restaurant industry. The Company believes salaries for its officers are average as compared to the companies reviewed. Annual salary adjustments are determined in descending level of importance by (i) evaluating the financial results achieved by the Company, which includes revenues, earnings, unit growth and profit margins of the Company, (ii) the performance of the executive particularly with respect to the ability to manage growth and profitability of the Company, (iii) the length of the executive’s service to the Company and (iv) any increased responsibilities assumed by the executive. There are no restrictions on salary adjustments of the Company. The Company has employment agreements with Messrs. Johnson, Judd, Zielke, and Syvarth which set the base salaries for such individuals. These base salaries are based on and are reviewed annually in accordance with the factors described in this paragraph and the terms of the employment agreements.

Annual Bonuses

Each of the Company’s executive officers is covered by two separate bonus plans. A bonus of up to 10% can be earned for attainment of specified earnings per share performance and comparable store sales performance, and a bonus of up to 10% can be earned for attainment of specified EBITDA performance. As indicated under “Stock Option Plan” below, the Company has granted options to the Named Executive Officers in part to reward their performance.

It is the philosophy of the Stock Option Committee to tie a significant portion of an executives’ total opportunity for financial gain to increases in stockholder value, thereby aligning the long-term interests of the stockholders with the executives and to retain such key employees. All salaried employees, including executives and part-time employees, of the Company and its subsidiaries, are eligible for grants of stock options pursuant to the Plan.

Chief Executive Officer

In setting fiscal year 2005 salary and stock option award levels for Mr. Johnson, the Compensation Committee and the Stock Option Committee focused upon the policies described above. Mr. Johnson’s compensation for fiscal year 2005 was $324,692. Based on a review of comparable companies, Mr. Johnson’s annual salary was increased to $346,500, effective as of September 7, 2005. A bonus was paid to him in fiscal year 2005 of $31,883.

Stock Option Plan

Pursuant to the Plan, both incentive and non-qualified options may be granted to key employees of the Company, or with respect to incentive options, to any employees of any subsidiary in which the Company owns more than 50% of the total combined voting power of all classes of stock, including part-time employees. Upon the grant of an option to a key employee, the Stock Option Committee will fix the number of shares of Company Common Stock that the optionee may purchase upon exercise of the Option and the price at which the shares may be purchased. The option price for incentive stock options shall not be less than 100% of the “fair market value” of the shares of Company Common Stock at the time the option is granted; provided, however, that with respect to an incentive stock option in the case of an optionee, who, at the time such option is granted, owns more than 10% of the voting stock of the Company or its subsidiaries, the purchase price per share shall be at least 110% of the fair market value. The option price for non-qualified options shall not be less than 75% of the fair market value at the time the option is granted. To date, the Company has not granted an option to any individual at a purchase price below fair market value. “Fair market value” is deemed to be the closing sales price of Company Common Stock on such date on Nasdaq or, if the Common Stock is not listed on Nasdaq, in the principal market in which the Company Common Stock is traded.

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Compensation Committee:	Dennis L. Thompson
John D. Harkey, Jr.
C. Wells Hall, III

Stock Option Committee:	Dennis L. Thompson
E. Gene Street
Nestor R. Weigand, Jr.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of Messrs. Thompson, Harkey and Hall. One Director, Dennis L. Thompson, was a party to transactions with the Company which require disclosure under Item 402(j) of Regulation S-K. See “Certain Relationships And Related Transactions” above.

PERFORMANCE GRAPH

The following graph compares the total return on Company Common Stock from December 26, 2000, to December 27, 2005, and the total returns of the Standard & Poor’s Mid-Cap 400 Index and the Standard & Poor’s Restaurant Industry Index (together, the “Peer Group”).

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN

AMONG FOX & HOUND RESTAURANT GROUP,

S&P MIDCAP INDEX AND S&P GROUP INDEX

COMPARISON OF TOTAL RETURN FROM DECEMBER 26, 2000 TO DECEMBER 27, 2005 AMONG FOX & HOUND RESTAURANT GROUP, THE STANDARD & POOR’S MID-CAP 400 INDEX AND THE PEER GROUP

Company/Index Name	Base Period 12/26/2000	12/24/2001	12/31/2002	12/30/2003	12/28/2004	12/27/2005
Fox & Hound Restaurant Group	$100.00	$216.93	$597.44	$860.60	$838.55	$996.44
S&P Restaurant Index	100.00	89.74	68.23	102.46	145.95	155.27
S&P Midcap 400 Index	100.00	99.39	84.97	115.23	134.23	151.08

The above assumes $100 invested on December 31, 2000, in Company Common Stock, the Standard & Poor’s Mid-Cap 400 Index and the Peer Group and the reinvestment of dividends into additional shares of the same class of equity securities at the frequency with which dividends are paid on such securities during the applicable fiscal year. The calculations in the table were made on a dividends reinvested basis.

There can be no assurance that Company Common Stock performance will continue with the same or similar trends depicted in the above graph.

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SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities and Exchange Act requires directors and executive officers of the Company to file reports with the Commission indicating their holdings of and transactions in the Company’s equity securities. Based on an amendment to Form 3 filed with the Commission on February 11, 2005, Nestor R. Weigand, Jr., a member of the Board, failed to timely report the acquisition of 1,000 shares of Company Common Stock acquired on March 29, 2004. Mr. Weigand became a director of the Company following his election at the Stockholder’s Annual Meeting on May 19, 2004. Except as disclosed above, to the Company’s knowledge, based solely upon a review of the copies of such reports furnished to the Company and written representations that no other reports were required, the directors and executive officers of the Company complied with all filing requirements during the fiscal year ended December 27, 2005.

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Annex II

February 1, 2006

Personal and Confidential

Fox & Hound Restaurant Group

1551 North Waterfront Parkway

Suite 310

Wichita, Kansas 67206

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the common stockholders of Fox & Hound Restaurant Group (the “Company”) pursuant to the transactions contemplated by the Agreement and Plan of Merger dated as of January 30, 2006 (the “Merger Agreement”), between the Company, F&H Acquisition Corp. (the “Purchaser”), NPSP Acquisition Corp. (“Merger Sub”), Newcastle Partners, L.P., and Steel Partners II, L.P. The Merger Agreement contemplates, among other things, that (i) the Purchaser and the Merger Sub will commence a tender offer for all outstanding shares of common stock, par value $0.01 per share, of the Company for $16.30 per share, net to the seller in cash, and (ii) the Merger Sub will be merged with and into the Company in a merger in which each share of Company common stock not acquired in the tender offer, other than shares held in treasury or held by the Purchaser or Merger Sub or as to which dissenter’s rights have been perfected, will be converted into the right to receive $16.30 per share (the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

North Point Advisors LLC (“North Point”), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and other purposes. We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, which fee is contingent upon the consummation of the Transaction. We will also receive a separate fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Transaction or upon the conclusions expressed herein regarding the fairness of the consideration in the Transaction. Also, whether or not the Transaction is consummated, the Company has agreed to pay the reasonable out-of-pocket expenses of North Point and to indemnify North Point against certain liabilities in connection with our services.

In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed:

(i)	the Merger Agreement,

(ii)	certain publicly available financial, operating and business information related to the Company prior to the announcement of the initial offer to purchase the Company on October 4, 2005, including certain audited and unaudited financial statements of the Company,

(iii)	certain internal information prepared and furnished by the Company’s management with respect to the business, operations and prospects of the Company prior to the announcement of the initial offer to purchase the Company, including financial forecasts and projected financial data,

(iv)	to the extent publicly available, information concerning selected transactions deemed comparable to the proposed Transaction,

(v)	certain publicly available financial and securities data of selected public companies deemed comparable to the Company,

(vi)	certain internal financial information, including financial forecasts, of the Company on a stand-alone basis, prepared and furnished by the Company’s management prior to the announcement of the initial offer to purchase the Company,

(vii)	certain publicly available market and securities data of the Company, and

(viii)	certain publicly available press releases and research reports.

We had discussions with members of the management of the Company concerning the financial condition, current operating results and business outlook for the Company. We also had discussions with members of the management of the Company concerning the financial condition and historical operating results for the Company, and the regulatory and business outlook for the Company on a stand-alone basis.

We have relied upon and assumed the completeness, accuracy and fairness of (and the absence of any misleading statements in) the financial statements, financial forecasts, the Company management’s estimates as to the future performance of the Company, and other information provided to us by or on behalf of the Company, or otherwise made available to us, and we have not assumed responsibility for the independent verification of that information. We have further relied upon the assurances of the management of the Company that the information provided to us by the Company was prepared on a reasonable basis in accordance with industry practice and that such information provides a reasonable basis upon which we can form our opinion.

With respect to the financial planning data, forward-looking statements, and other business outlook information provided to us, we assumed that the information had been reasonably prepared by the Company on bases reflecting the best currently available estimates and judgment of the Company’s management, that the information was based on reasonable assumptions, and that it reflects the anticipated effects of all transaction documents contemplated in the Merger Agreement. We express no opinion as to such financial planning data or the assumptions on which it is based. In addition, various analyses performed by us incorporate forecasts prepared by research analysts using only publicly available information. These forecasts may or may not prove to be accurate.

We further assume that the management of the Company is not aware of any information or facts that would make the information provided to us incomplete or misleading. We have also assumed that there have been no material changes in the Company’s assets, financial condition, results of operations, business or prospects since the respective dates of the last financial statements made available to us. We have assumed that neither the Company nor the Purchaser is party to any pending transaction, including external financing, recapitalization, acquisition, merger, consolidation or asset sale discussions, other than the Transaction or in the ordinary course of business.

We have assumed with your consent that the Transaction will be consummated in accordance with the terms described in the Merger Agreement, and that the definitive merger agreement and other ancillary agreements for the Transaction will incorporate all of the terms of the Merger Agreement, without any amendments thereto and without waiver by any party of any of the conditions to its obligations thereunder. We have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not change the consideration to be paid in the Transaction. We have further assumed that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.

We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. Our opinion does not address, nor should it be construed to address, the

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relative merits of the Transaction, on the one hand, or any alternative business strategies or alternative transactions that may be available to the Company, on the other hand. We were not authorized to and did not solicit any expression of interest from any other parties with respect to any alternative transaction.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of the Company, we have not been furnished with any such appraisals or valuations, and we did not make any physical inspection of any property or asset. We express no opinion regarding the liquidation value or financial solvency of any entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities, to which Purchaser, the Company or any of their respective affiliates is a party or may be subject and, at the Company’s direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertions of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof, and upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of the Company’s common stock have traded or may trade at any future time, including upon or after the announcement or consummation of the Transaction.

This opinion is given at the request of the Board of Directors of the Company in connection with its consideration of the Transaction, does not constitute advice or a recommendation to any stockholder of the Company, and shall not confer rights or remedies upon any person other than the Board of Directors. The stockholders of the Company are neither addressees nor intended beneficiaries of our opinion or our underlying financial analysis (which was prepared solely for the members of the Board of Directors of the Company for their personal use as directors in connection with their review and evaluation of the Transaction), and no stockholder of the Company may rely or allege any reliance on our opinion or analysis (in connection with such stockholder’s consideration of the merits of the Transaction or otherwise). This opinion shall not be relied upon by, published by, quoted by, referred to by, communicated (in whole or in part) to, or otherwise used by, any third parties for any reason whatsoever, nor shall any public references to us be made by the Company or by any person in any manner, without our prior written approval.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the consideration proposed to be paid to the holders of common stock of the Company (other than the Purchaser, Merger Sub or their respective affiliates) pursuant to the Transaction is fair, from a financial point of view, to such holders as of the date hereof.

Sincerely,

/S/ NORTH POINT ADVISORS LLC
NORTH POINT ADVISORS LLC

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